# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PROTHENA CORP PUBLIC LTD CO, CIK 0001559053
CUSIP: G72800108
Title of class of securities: Ordinary Shares, $0.01 par value
Address of issuer's principal executive offices: 77 SIR JOHN ROGERSON'S QUAY, BLOCK C, 77 SIR JOHN ROGERSON'S QUAY, BLOCK C, DUBLIN 2, Ireland (L2), D02 VK60
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-035658
Filed by CIK 0002011420

## Reporting persons
- Fennell Todd W.: type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); sole voting power 0; shared voting power 4,645,147; sole dispositive power 0; shared dispositive power 4,645,147; aggregate amount beneficially owned 4,645,147 (8.6% of the class)
  Comment: See Item 4

## Item 1. Issuer
Name of issuer: PROTHENA CORP PUBLIC LTD CO
Address of issuer's principal executive offices: 77 SIR JOHN ROGERSON'S QUAY, BLOCK C, 77 SIR JOHN ROGERSON'S QUAY, BLOCK C, DUBLIN 2, IRELAND, D02 VK60.

## Item 2. Person Filing
Name of person filing: Todd W. Fennell
Address of principal business office or, if none, residence: 979 Beachland Boulevard, Vero Beach, Florida 32963
Citizenship: Florida

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The Reporting Person may be deemed to be the beneficial owner of 4,645,147 Ordinary Shares. This amount consists of (i) 552,801 owned in the aggregate by various irrevocable gift trusts, for which the Reporting Person serves as an independent trustee, and (ii) 4,092,346 Ordinary Shares owned in the aggregate by various grantor retained annuity trusts, for which the Reporting Person serves as an independent trustee.
Percent of class: According to the Issuer most recent Quarterly Report on Form 10Q for the quarter ended September 30, 2024, the number of shares outstanding as of November 6, 2024 was 53,808,732. The Ordinary Shares which the Reporting Person may be deemed to beneficially own constitute approximately 8.63 percent of such total number of shares.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 4,645,147
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 4,645,147

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Fennell Todd W.: Diana L. Hayes, Attorney-in-fact (02/14/2025)
Comment: Pursuant to a Limited Power of Attorney dated as of February 8, 2024, a copy of which is on file with the Commission